Exhibit 4.1
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
DESCRIPTION OF THE COMMON UNITS
The following description of our common units is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Limited Partnership, dated as of May 26, 2023, Amended and Restated Agreement of Limited Partnership, dated as of October 27, 2023 (as amended, the “partnership agreement”), both of which are filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our partnership agreement and the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) for additional information.
The Units
The common units represent limited partner interests (“common units”) in Mach Natural Resources, LP. The holders of common units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement.
Our common units are listed on the New York Stock Exchange under the symbol “MNR.”
Transfer Agent and Registrar
Duties
Equiniti Trust Company, LLC, a New York limited liability trust company, serves as the registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by our unitholders:
•surety bond premiums to replace lost or stolen certificates or to cover taxes and other governmental charges;
•special charges for services requested by common unitholders; and
•other similar fees or charges.
There is no charge to our unitholders for disbursements of our cash distributions. We indemnify the transfer agent, its agents and each of their unitholders, directors, officers and employees against all claims and losses that may arise out of their actions for their activities in that capacity, except for any liability due to any gross negligence or willful misconduct of the indemnitee.
Resignation or Removal
The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, Mach Natural Resources GP LLC (our “general partner”) may act as the transfer agent and registrar until a successor is appointed.
Transfer of Common Units
By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:
•represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;
•automatically agrees to be bound by the terms and conditions of our partnership agreement; and
•gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to obtain proof of the U.S. federal income tax status and/or the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant) and to permit our general partner to redeem the units held by any person (i) whose nationality, citizenship or related status creates substantial risk of cancellation or forfeiture of any of our property and/or (ii) who fails to comply with the procedures established to obtain such proof.
The redemption price in the case of such a redemption will be the average of the daily closing prices per common unit for the 20 consecutive trading days immediately prior to the date set for redemption. Please read “The Partnership Agreement—Non-Citizen Unitholders; Redemption.”
In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units. Our general partner will cause any transfers to be recorded on our books and records from time to time (or shall cause the transfer agent to do so, as applicable).
The transferor of common units will have a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor will not have a duty to ensure the execution of the transfer application and certification by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application and certification to the transfer agent.
Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Common units are securities and any transfers are subject to the laws governing transfers of securities.
OUR CASH DISTRIBUTION POLICY
General
Our partnership agreement requires us to distribute all of our available cash each quarter. Our cash distribution policy reflects a basic judgment that our unitholders generally will be better served by us distributing our available cash, after costs, expenses and reserves, rather than retaining it. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions from our available cash in the aforementioned or any other amount, and our general partner has considerable discretion to determine the amount of cash available for distribution each quarter.
Because our policy is to distribute all available cash we generate each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low revenue, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. Our quarterly cash distributions from our available cash, if any, will not be stable and will vary from quarter to quarter as a direct result of variations in the performance of our operators and revenue caused by fluctuations in the prices of oil and natural gas. Such variations may be significant.
Definition of Available Cash
Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:
•less, the amount of cash reserves established by our general partner to:

◦provide for the proper conduct of our business, which could include, but is not limited to, amounts reserved for capital expenditures, working capital and operating expenses;
◦comply with applicable law, any of our debt instruments or other agreements; or
◦provide funds for distributions to our unitholders for any one or more of the next four quarters;
•plus, all cash and cash equivalents on hand on the date of determination resulting from dividends or distributions received after the end of the quarter from equity interests in any person other than a subsidiary in respect of operations conducted by such person during the quarter;
•plus, if our general partner so determines, all or a portion of cash and cash equivalents on hand on the date of determination resulting from working capital borrowings made after the end of the quarter.
The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.
Methods of Distribution
We distribute available cash to our unitholders, pro rata. Our partnership agreement permits, but does not require, us to borrow funds to make distributions to our unitholders. Accordingly, there is no guarantee that we will pay any distribution on the units in any quarter.
General Partner Interest
Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future acquire common units or other equity interests in us and will be entitled to receive distributions on any such interests.
Distributions of Cash Upon Liquidation
If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment (or establishing a reserve for payment) of our creditors. We will distribute any remaining proceeds to our unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
THE PARTNERSHIP AGREEMENT
The following is a summary of the material provisions of the partnership agreement.
Organization and Duration
Our partnership was organized under Delaware law and will have a perpetual existence unless dissolved, wound up and terminated pursuant to the terms of our partnership agreement and the Delaware Act.
Purpose
Our purpose under our partnership agreement is to engage in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law. However, our general partner may not cause us to engage, directly or indirectly, in any business activity that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, except as otherwise provided below under “—Election to be Treated as a Corporation.”
Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the ownership, acquisition, exploitation and development of oil and natural gas properties and the ownership, acquisition and operation of related assets, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.
Capital Contributions
Unitholders are not obligated to make additional capital contributions, except as described under “—Limited Liability.”
Limited Voting Rights
The following is a summary of the unitholder vote required for each of the matters specified below. Matters that call for the approval of a “unit majority” require the approval of a majority of the outstanding common units.
Affiliates of our general partner (Bayou City Energy Management LLC and its affiliates (collectively, the “Sponsor”) and Tom L. Ward) have the ability to control the passage of, as well as the ability to control the defeat of, any amendment which requires a unit majority by virtue of their ownership.
In voting their common units, our general partner and its affiliates (the Sponsor and Tom L. Ward) have no duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. The holders of a majority of the common units (including common units deemed owned by our general partner and its affiliates) entitled to vote at the meeting, represented in person or by proxy shall constitute a quorum at a meeting of common unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

Issuance of additional units	No approval right. Please read “—Issuance of Additional Partnership Interests.”

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority, in certain circumstances. Please read “—Merger, Consolidation, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon certain events of dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates (the Sponsor and Tom L. Ward), is required for the withdrawal of our general partner in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner
Requires the vote of not less than 66 2/3% of the outstanding common units, including units held by our general partner and its affiliates (the Sponsor and Tom L. Ward), voting as a single class. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer any or all of its general partner interest in us without a vote of our unitholders. Please read “—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No unitholder approval required. Please read “—Transfer of Ownership Interests in Our General Partner.”

Election to be treated as a corporation	No approval right. Please read “—Election to be Treated as a Corporation.”
Applicable Law; Forum, Venue and Jurisdiction
Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:
•arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);
•brought in a derivative manner on our behalf;
•asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;
•asserting a claim arising pursuant to any provision of the Delaware Act; or
•asserting a claim governed by the internal affairs doctrine, shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. The foregoing provision will not apply to any claims as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of such court, which is rested in the exclusive jurisdiction of a court or forum other than such court (including claims arising under the Exchange Act), or for which such court does not have subject matter jurisdiction, or to any claims arising under the Securities Act and, unless we consent in writing to the selection of an alternative forum, the United States federal district courts will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules or regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the partnership agreement provides that, unless we consent in writing to the selection of an alternative forum, United States federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce the forum provision with respect to claims under the federal securities laws. If a court were to find these provisions of our amended and restated agreement of limited partnership inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.
Our partnership agreement also provides that each limited partner waives the right to trial by jury in any such claim, suit, action or proceeding, including any claim under the U.S. federal securities laws, to the fullest extent permitted by applicable law. If a lawsuit is brought against us under our partnership agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action. No unitholder can waive compliance with respect to the U.S. federal securities laws and the rules and regulations promulgated thereunder. If the partnership or one of the partnership unitholders opposed a jury trial demand based on the waiver, the applicable court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal laws. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which govern our partnership agreement.
By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other courts in Delaware) in connection with any such claims, suits, actions or proceedings.
Limited Liability
Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he or she otherwise acts in conformity with the provisions of our partnership agreement, his or her liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he or she is obligated to contribute to us for his or her common units plus his or her share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by our limited partners as a group:
•to remove or replace our general partner;
•to approve some amendments to the partnership agreement; or
•to take other action under the partnership agreement;
constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of claim in Delaware case law.
Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

 Our operating subsidiaries conduct business in Oklahoma, Kansas and Texas, and we may have operating subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as an owner of our operating subsidiary may require compliance with legal requirements in the jurisdictions in which our operating subsidiary conducts business, including qualifying our operating subsidiary to do business there.
Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership in our subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.
Issuance of Additional Partnership Interests
Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.
It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.
In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting or other rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to our common units.
Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the aggregate percentage interest in us of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.
Amendment of the Partnership Agreement
General
Amendments to our partnership agreement may be proposed only by our general partner.
However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. To adopt a proposed amendment, other than the amendments discussed below under “—Opinion of Counsel and Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments
No amendment may be made that would:
•enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or
•enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole and absolute discretion.
The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates (the Sponsor and Tom L. Ward)).
No Limited Partner Approval
Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:
•a change in our name, the location of our principal place of business, our registered agent or our registered office;
•the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;
•a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes except as otherwise provided below under “—Election to be Treated as a Corporation.”;
•a change in our fiscal year or taxable year and related changes;
•an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from being subjected, in any manner to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or the Employee Retirement Income Security Act of 1974 or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended;
•an amendment that sets forth the designations, preferences, rights, powers and duties of any class or series of additional partnership securities or rights to acquire partnership securities, that our general partner determines to be necessary or appropriate or advisable for the authorization or issuance of additional partnership securities or rights to acquire partnership securities;
•any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;
•an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;
•any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, limited liability company, joint venture or other entity, as otherwise permitted by our partnership agreement;
•any amendment necessary to require our limited partners to provide a statement, certification or other evidence to us regarding whether such limited partner is subject to U.S. federal income taxation on the income generated by us and to provide for the ability of our general partner to redeem the units of any limited partner who fails to provide such statement, certification or other evidence;
•an amendment that our general partner determines to be necessary or appropriate or advisable in connection with conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or
•any other amendments substantially similar to any of the matters described in the clauses above.
In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:
•do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

•are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
•are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;
•are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or
•are required to effect the intent expressed in the prospectus used in our initial public offering or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.
Opinion of Counsel and Unitholder Approval
For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding common units unless we first obtain such an opinion.
In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the holders of the type or class of units so affected, but no vote will be required by the holders of any class or classes or type or types of units that our general partner determines are not adversely affected in any material respect. Any amendment that reduces the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased.
Merger, Consolidation, Sale or Other Disposition of Assets
A merger, consolidation, or conversion of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger, consolidation, or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interest of us or our limited partners other than the implied contractual covenant of good faith and fair dealing.
In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us, among other things, to sell, exchange or otherwise dispose of all or substantially all of our and our subsidiaries’ assets in a single transaction or a series of related transactions, including by way of merger, consolidation, conversion or other combination or sale of ownership interests of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger, consolidation or conversion without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction will not result in an amendment to our partnership agreement (other than an amendment that the general partner could adopt without the consent of the other partners), each of our units will be an identical unit of our partnership following the transaction, and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.
If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide our limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger, consolidation or conversion, a sale of substantially all of our assets or any other similar transaction or event.
Termination and Dissolution
We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:
•the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner, other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or a withdrawal or removal followed by approval and admission of a successor;
•the election of our general partner to dissolve us, if approved by the holders of a unit majority;
•the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Delaware Act; or
•there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law.
Upon a dissolution under the first bullet above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that:
•the action would not result in the loss of limited liability under Delaware law of any limited partner; and
•neither our partnership nor our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).
Liquidation and Distribution of Proceeds
Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Our Cash Distribution Policy.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that sale would be impractical or would cause undue loss to our partners.
Withdrawal or Removal of Our General Partner
Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2033, without obtaining the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates (the Sponsor and Tom L. Ward), and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2033, our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving at least 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement.
Notwithstanding the information above, our general partner may withdraw as our general partner without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates (the Sponsor and Tom L. Ward). In addition, our partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us without the approval of our unitholders. Please read “—Transfer of General Partner Interest.”
Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”
Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates (the Sponsor and Tom L. Ward), and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units. The ownership of more than 33 1/3% of our outstanding units by our general partner and its affiliates (the Sponsor and Tom L. Ward) would give them the practical ability to prevent our general partner’s removal.
In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and its affiliate and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and its affiliate and the successor general partner will determine the fair market value. If the departing general partner and its affiliate and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.
Transfer of General Partner Interest
Our general partner may transfer all or any of its general partner interest to an affiliate or a third party without the approval of our unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.
Our general partner and its affiliates (the Sponsor and Tom L. Ward) may at any time transfer common units to one or more persons without unitholder approval.
Transfer of Ownership Interests in Our General Partner
At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.
Election to be Treated as a Corporation
If at any time our general partner determines that (i) we should no longer be characterized as a partnership but instead as an entity taxed as a corporation for U.S. federal income tax purposes or (ii) common units held by some or all unitholders should be converted into or exchanged for interests in a newly formed entity taxed as a corporation for U.S. federal income tax purposes whose sole asset is interests in us (a “parent corporation”), then our general partner may, without unitholder approval, reorganize us and cause us to be treated as an entity taxable as a corporation for U.S. federal income tax purposes or cause us to engage in a merger or other transaction pursuant to which common units held by some or all unitholders will be converted into or exchanged for interests in the parent corporation. In addition, if our general partner causes partnership interests in us to be held by a parent corporation, our existing owners may choose to retain their partnership interests in us rather than convert or exchange their partnership interests into parent corporation shares. The general partner may take any of the foregoing actions if it in good faith determines (meaning it subjectively believes) that such action is not adverse to our best interests. Any such event may be taxable or nontaxable to our unitholders, depending on the form of the transaction. The tax liability, if any, of a unitholder as a result of such an event may vary depending on the unitholder’s particular situation and may vary from the tax liability of each of our existing owners. Our general partner has no duty or obligation to make any such determination or take any such actions, however, and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in a manner not adverse to the best interests of us or our limited partners.
Change of Management Provisions
Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change the management of our general partner. If any person or group other than our general partner and its affiliates (the Sponsor and Tom L. Ward) acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.
Limited Call Right
If at any time our general partner and its affiliates (the Sponsor and Tom L. Ward) own more than 95% of our then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:
•the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and
•the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.
As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have its limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of its common units in the market.
Meetings; Voting
Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of common units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.
Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of our unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take such action at a meeting. Meetings of our unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, entitled to vote at the meeting represented in person or by proxy, will constitute a quorum unless any action by our unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates (the Sponsor and Tom L. Ward) or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee of that person or group approved by our general partner or a person or group specifically approved by our general partner, or the the board of directors of our general partner, as applicable, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held by a nominee or in a street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.
Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent or an exchange agent.
Status as Limited Partner
By transfer of any common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.
Non-Citizen Unitholders; Redemption
We may acquire interests in oil and natural gas leases on United States federal lands in the future. To comply with certain U.S. laws relating to the ownership of interests in oil and natural gas leases on federal lands, our general partner, acting on our behalf, may amend our partnership agreement, as it determines necessary or advisable, to obtain proof of the U.S. federal income tax status and/or the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant) and to permit our general partner to redeem the units held by any person (i) whose nationality, citizenship or related status creates substantial risk of cancellation or forfeiture of any of our property and/or (ii) who fails to comply with the procedures established to obtain such proof. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. Further, the units held by such unitholder will not be entitled to any voting rights and may not receive distributions in-kind upon our liquidation.
Furthermore, we have the right to redeem all of the common units of any holder that our general partner concludes is an Ineligible Holder (as defined in our partnership agreement) or fails to furnish the information requested by our general partner. The redemption price in the event of such redemption for each unit held by such unitholder will be the current market price of such unit (the date of determination of which shall be the date fixed for redemption). The redemption price will be paid, as determined by our general partner, in cash or by delivery of a promissory note. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.
For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

Indemnification
Under our partnership agreement, unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such person acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:
•our general partner;
•any departing general partner;
•any person who is or was an affiliate of our general partner or any departing general partner;
•any person who is or was a director, officer, manager, managing member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;
•any person who is or was serving as a director, officer, manager, managing member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and
•any person designated by our general partner.
Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance covering liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.
Reimbursement of Expenses
Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation, and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits.
Books and Reports
Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting and tax purposes, our fiscal year is the calendar year.
We mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we also mail or make available a report containing unaudited financial statements within 50 days after the close of each quarter. We are deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.
We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of our unitholders in supplying us with specific information. Every unitholder will receive information to assist it in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether such unitholder supplies us with information.
Right to Inspect Our Books and Records

 Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:
•a current list of the name and last known address of each record holder;
•copies of our partnership agreement and our certificate of limited partnership and related amendments thereto; and
•certain information regarding the status of our business and financial condition.
Our general partner may, and intends to, keep confidential from the limited partners, trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.
Registration Rights
Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner.